January 16, 2025

Federico Trucco
Chief Executive Officer and Executive Director
Bioceres Crop Solutions Corp.
Ocampo 210 bis Predio CCT,
Rosario, Santa Fe, Argentina

       Re: Bioceres Crop Solutions Corp.
           Registration Statement on Form F-3
           Filed January 10, 2025
           File No. 333-284195
Dear Federico Trucco:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Matthew S. Poulter, Esq.